SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER
CUSIP NUMBER

|  |   Form 10-K   |  |   Form 20-F   |  |   Form 11-K   |X|   Form 10-Q   |  |   Form NSAR   |  |  Form N-CSR

For the period ended: September 30, 2005

|  |   Transition Report on Form 10-K
|  |   Transition Report on Form 20-F
|  |   Transition Report on Form 11-K
|  |   Transition Report on Form 10-Q
|  |   Transition Report on Form NSAR

For the transition period ended:
Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information
Full name of Registrant: Former name if Applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	Nayna Networks, Inc. Rescon Technology Corporation 4699 Old Ironsides Drive, Suite 420 Santa Clara, CA 95054

Part II-Rule 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

|X|

(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

     The Quarterly Report of the Registrant on Form 10-QSB for the quarter ended September 30, 2005 (the "Form 10-QSB") could not be filed on a timely basis because management requires additional time to compile and verify the data required to be included in the Form 10-QSB. The Form 10-QSB will be filed within five calendar days of the date the original report was due.
Part IV-Other Information
     (1)   Name and telephone number of person to contact in regard to this notification:

Michael Meyer	(408)	956-8000

(Name)	(Area Code)	(Telephone Number)

     (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
|X|   Yes   |  |   No
If the answer is no, identify report(s)

     (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X|   Yes   |  |   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The results of operations for the quarter ended September 30, 2005 will represent a significant change from the results of operations from the corresponding period for the last fiscal year. Nayna Networks, Inc. ("Nayna") was acquired by its predecessor corporation, Rescon Technology Corporation ("Rescon"), in connection with a reverse merger closed on April 1, 2005. Prior to that time Rescon had reported its results of operation on the basis of an August 31 fiscal year end. As a result, the quarterly periods of Nayna and its predecessor Rescon do not coincide. The results of operations for the three months ended August 31, 2004 and November 30, 2004, which each include a portion of the corresponding period covered by Nayna in its current 10-QSB for the three months ended September 30, 2005, represent the financial results for Rescon. The results of operations for the current fiscal quarter ended September 30, 2005 represent the results of operations for Nayna. Due to the different nature of the businesses conducted by Rescon and Nayna, the Registrant anticipates that the results of operations for the two corresponding periods will differ significantly.

Nayna Networks, Inc.
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2005	By:	/s/ Michael Meyer Michael Meyer Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).